UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resolution on Cash Dividend

1. Dividend category		Year-end dividend

2. Dividend amount per share (Won)	Common Stock	9,000
	Preferred Stock	—

3. Ratio of dividend to market value (%)	Common Stock	3.9
	Preferred Stock	—

4. Total amount of dividend payment (Won)		635,482,440,000

5. Record Date		December 31, 2016

6. Expected dividend payment date		—

7. Expected date of the general shareholders’ meeting		—

8. Date of the resolution by the Board of Directors		February 2, 2017

• Attendance of external directors		Present: 4 Absent : 0

• Attendance of audit committee member that is not an external director		—

9. Other noteworthy matters

- The total amount of dividends declared for FY2016 amount to Won 10,000 per share, of which Won 1,000 per share was previously paid as a mid-year dividend.

- The dividend payment date and date of the general shareholders’ meeting have not yet been determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: February 3, 2017